SUN CAPITAL ADVISERS TRUST

One Sun Life Executive Park

Wellesley Hills, MA 02481

August 21, 2012

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

File Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sun Capital Advisers Trust (the “Trust”), File Nos. 333-59039; 811-08879

Ladies and Gentlemen:

Attached for electronic filing on behalf of the Trust pursuant to Section 14(a) of the Securities Exchange Act of 1934 is a preliminary proxy statement relating to the Initial Class and Service Class shares for each of the Trust’s 22 funds. The purpose of the Shareholder Meetings is to consider the following proposals:

1.	To elect ten individuals as members of the Board of Trustees of the Trust (all Funds, voting together).

2.	To approve a new advisory agreement with Massachusetts Financial Services Company (all Funds other than SC Ibbotson Tactical Opportunities Fund, voting separately).

3.	To approve an amendment to the Trust’s Declaration of Trust (all Funds, voting together).

4.	To approve revisions to, or elimination of, certain fundamental investment restrictions (Sun Capital Global Real Estate Fund, SC BlackRock Inflation Protected Bond Fund, SC BlackRock Small Cap Index Fund, SC Columbia Small Cap Value Fund, SC Goldman Sachs Mid Cap Value Fund, SC Goldman Sachs Short Duration Fund, SC Ibbotson Balanced Fund, SC Ibbotson Conservative Fund, and SC Ibbotson Growth Fund, voting separately).

5.	To approve a Plan of Liquidation to liquidate the assets of the Fund and distribute the liquidation proceeds to the Fund’s shareholders (Sun Capital Money Market Fund, SC AllianceBernstein International Value Fund, SC BlackRock International Index Fund, and SC BlackRock Large Cap Index Fund, voting separately).

6.	To approve the reclassification of SC BlackRock Inflation Protected Bond Fund from a “diversified” fund to a “non-diversified” fund.

If you have any questions or comments concerning the preliminary proxy statement, please contact Christopher P. Harvey, Esq. at (617) 728-7167 or Kathryn S. Cohen, Esq. at (617) 728-7165, counsel to the Trust.

Sincerely,

/s/ Maura A. Murphy, Esq.
Maura A. Murphy, Esq.

Enclosures

cc:	Ms. Rebecca Marquigny, Esq. (Division of Investment Management)